November 16, 2009

United States Securities & Exchange Commission

100 F Street, N.E.

Washington, DC 20549-5631

Re:	Iowa Public Agency Investment Trust
Reg. No. 811-07696
Preliminary Proxy Statement filed October 29, 2009

Ladies and Gentlemen,

Please direct all further comments regarding post effective amendments, proxy statements or other filings to the undersigned.

The Definitive Proxy Statement filed today includes revisions responsive to your telephone comments received November 10, 2009.

Your comments included the following:

•	Add a statement that WB Capital Management, Inc. is also the Administrator to IPAIT and assure that its address is included.
•	Put in bold face the last paragraph on the 1st page relating to the availability of annual and semi-annual reports.
•	Revise the headings to and the disclosure about the Current and New Advisor Agreements.
•	Reference the Board’s consideration of performance in approving the New Advisor Agreement.

We agree that the Iowa Public Agency Investment Trust is responsible for the adequacy and accuracy of the disclosure in its filings; that staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and the Iowa Public Agency Investment

November 16, 2009

Trust may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any other person under the federal securities laws of the United States.

Sincerely,

John C. Miles
For the Firm